
07007176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
SEP 6 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturna Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North State Street
(No. and Street)

Bellingham, (City) WA (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phelps McIlvaine (360)734-9900 x602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 24 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phelps S. McIlvaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturna Brokerage Services Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE V. BRANDSTROM
COMMISSION EXPIRES
NOTARY
PUBLIC
10-01-10
STATE OF WASHINGTON

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

RECEIVED
2007 SEP -6 PM 12:30
SEC / MR



SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2007
WASH, D.C.
161
SECTION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Saturna Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc. (the *"**Company**"*) for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because of the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal controls does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 15, 2007


SEC MAIL
RECEIVED
PROCESSING
AUG 2 7 2007
WASH., D.C.
161
SECTION

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2007 and 2006

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2007 and 2006, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 8, 9, and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 15, 2007

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30,	
	2007	2006
Assets		
Cash and cash equivalents:		
Demand deposits	$318,730	$75,554
Investment in money market funds	50,000	50,000
Investment in affiliated mutual funds	203,398	168,345
Receivable from affiliate (12b-1 plan)	163,539	57,747
Receivable from brokers	--	3,233
Other assets	1,540	1,911
Total assets	$737,207	$356,790
Liabilities and Stockholder's Equity		
Accrued expenses	$283,318	$27,861
Stockholder's equity:		
Common stock, $10 par value, 25,000 shares authorized, 12,500 and 6,500 issued and outstanding, respectively	125,000	65,000
Additional paid-in capital	744,716	204,716
Retained earnings	(415,827)	59,213
Total stockholder's equity	453,889	328,929
Total liabilities and stockholder's equity	$737,207	$356,790

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30,	
	2007	2006
Revenues:		
Brokerage commission income	$70,919	$126,671
Fund distribution fee, affiliated funds	1,280,421	471,732
Fund distribution fees, unaffiliated funds	39,080	47,868
Realized gain on security sale	--	8,693
Dividend & interest income on investments	6,081	6,902
	1,396,501	661,866
Expenses:		
Clearing & trading charges	220,262	166,328
Fund distribution expenses, affiliated funds	1,582,233	547,581
Market information services	--	13,035
Registration and filing fees	30,078	28,441
Occupancy	21,430	15,909
Brokerage marketing expenses	--	5,810
Communications & shipping	5,910	11,617
Other operating expenses	42,755	22,706
	1,902,668	811,427
Net operating income (loss)	(506,167)	(149,561)
Income taxes	0	0
Net operating income (loss) after taxes	(506,167)	(149,561)
Other Income and Expenses		
Unrealized gain on investments	31,127	10,405
Net income (loss)	$(475,040)	$(139,156)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2007 and 2006

	Capital Stock		Additional		Total
	Number of shares	Amount	paid-in capital	Retained earnings	stockholder's equity
Balance, June 30, 2005	5,000	$50,000	$69,716	$198,369	$318,085
Sale of shares	1,500	$15,000	$135,000		$150,000
Net loss	_____	_____	_____	($139,156)	($139,156)
Balance, June 30, 2006	6,500	$65,000	$204,716	$59,213	$328,929
Sale of shares	6,000	$60,000	$540,000		$600,000
Net loss	_____	_____	_____	($475,040)	($475,040)
Balance, June 30, 2007	12,500	$125,000	$744,716	$(415,827)	$453,889

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30,	
	2007	2006
Cash flows from operating activities:		
Net income (loss)	($475,040)	($139,156)
Dividends reinvested	(6,081)	(6,902)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in commissions receivable	--	4,875
(Increase) decrease in other assets	3,604	1,130
(Increase) in fund distribution fee receivable	(105,792)	(37,678)
(Decrease) increase in accrued expenses	255,457	(29,171)
Net cash (used in) operating activities	(327,852)	(206,902)
Cash flows from investing activities		
Investment in affiliated mutual funds	(28,972)	--
Sale of investments	--	124,580
Net cash provided by (used in) investing activities	(28,972)	124,580
Cash flows from financing activities		
Sale of stock	600,000	150,000
Net cash provided by financing activities	600,000	150,000
Increase in cash	243,176	67,678
Cash and equivalents at beginning of year	125,554	57,876
Cash and equivalents at end of year	$368,730	$125,554

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saturna Brokerage Services, Inc. (SBS) was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

SBS's sole investments are in affiliated mutual funds, consisting of short-term taxable bonds, long-term taxable bonds and equities. The mutual fund investments are carried at market value.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SBS maintains cash balances at one financial institution. Accounts at the institution are secured by the Federal Deposit Insurance Corporation up to $100,000. At certain times, SBS's bank balance may exceed $100,000.

Income taxes

SBS will file a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

SBS accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Advertising costs

SBS expenses advertising and marketing costs when incurred.

12b-1 Plan Distribution

SBS, as underwriter for the Amana funds and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2006 through June 30, 2007, SBS was paid $1,222,271 by Amana Mutual Funds Trust, and made $1,561,040 in payments for Amana's distribution. For the year from July 1, 2005 through June 30, 2006, SBS was paid $471,732 by Amana Mutual Funds Trust, and made $547,581in payments for Amana's distribution. Distribution expenses exceed revenues primarily because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms increased dramatically in the last two fiscal years.

SBS also acts as the underwriter for the five Sextant funds in the Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2006 through June 30, 2007, SBS was paid $58,150 by Saturna Investment Trust, and made $21,193 in payments for Sextant fund distribution and marketing. The Sextant funds were not subject to a 12b-1 distribution plan in previous years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximate fair value.

Note 2 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007 and 2006, SBS's net capital of $261,702 and $244,025 was $211,702 and $194,025 in excess of its required net capital, respectively. The ratio of SBS's aggregate indebtedness to net capital was 1.083 to 1 and 0.114 to 1 at June 30, 2007 and 2006, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna. Due to his common stock ownership, the president of Saturna is deemed to be Saturna's controlling person. The president of Saturna is also president of SBS, and is president, a trustee and a shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts).

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the years ended June 30, 2007 and 2006, Saturna waived payment for services provided by Saturna personnel on behalf of SBS.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2007 and 2006 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2007

<u>Net capital</u>

Total stockholder's equity	$453,889
Less - Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	453,889
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	453,889
Deductions and/or charges:	
Nonallowable assets	(165,079)
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	0
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$288,810

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2007

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	(27,108)
Undue concentrations	0
Other	0
Net capital	$261,702
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$283,318
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$283,318
Computation of basic net capital requirement	
Minimum net capital required	$50,000
Excess net capital	$211,702
Ratio: Aggregate indebtedness to net capital	1.083 to 1

Reconciliation with Saturna Brokerage's computation

A difference of $26,208 exists between the computation of net capital, per this report, and that filed by the Company in its unaudited FOCUS II report as of June 30, 2007 (the excess net capital was reported as $237,910 per the FOCUS II report as of June 30, 2007).

Excess net capital as reported June 30, 2007	$237,910
Additional accrued expenses	(26,208)
Excess net capital per this report	$211,702

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2007

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

END